Autonomous City of Buenos Aires, September 9, 2026

To the
Comisión Nacional de Valores
(National Securities Commission)
Ref.: Material Event

Dear Sirs,
We are writing to you, in order to inform that, our main subsidiary, Banco de Galicia y Buenos Aires S.A. (“the Bank”), as successor to HSBC Bank Argentina S.A. (subsequently Banco GGAL S.A.) (“HSBC”) has been notified about a class action lawsuit titled “ASOCIACION CIVIL POR LOS CONSUMIDORES Y MEDIO AMBIENTE (ACYMA) v. HSBC BANK ARGENTINA S.A. s/ ORDINARIO.
The lawsuit was filed at the National Commercial Court # 17, Secretariat # 34, of the Autonomous City of Buenos Aires.
The lawsuit seeks to claim the alleged improper charging by HSBC of a debit or credit card “replacement” fee, and/or any similarly designated charge, for issuing a replacement card when the original card had been reported by the customer as stolen, whether through theft or robbery.
The Bank is analyzing the content and implications of said demand. It is estimated that in case of an unfavorable resolution of this dispute, it will not have a significant impact on Banco Galicia´s shareholders´ equity.
Yours faithfully,

A. Enrique Pedemonte
Attorney in fact
Grupo Financiero Galicia S.A.
This document constitutes an unofficial translation into English of the original document in Spanish, which document shall govern in all respects, including with respect to any matters of interpretation.